

Mail Stop 4561

January 28, 2016

R. Neil Williams
Chief Financial Officer
Intuit Inc.
2700 Coast Avenue
Mountain View, CA 94043

> **Re: Intuit Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2015**
> **Filed September 1, 2015**
> **File No. 000-21180**

Dear Mr. Williams:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, Acquired Intangible Assets and Other Long-Lived Assets – Impairment Assessments, page 33

1. Please clarify your statement that all of your reporting units have a fair value that substantially exceeded their carrying values as it relates to your Consumer Ecosystem reporting unit. In this regard, please describe the factors that resulted in the fair value of that reporting unit to be substantially in excess of its carrying value just one quarter after you recorded an impairment charge in the reporting unit. As part of your response, please tell us the percentage by which the fair value of the Consumer Ecosystem reporting unit exceeded its carrying value.

2.   Considering the goodwill impairment charge recorded in the quarter ended April 30, 2015, please tell us how your MD&A disclosures in your Form 10-Q for the quarter ended January 31, 2015 adequately addressed known trends and uncertainties that were reasonably likely to have a material impact on your results of operations. In this regard, it appears that your disclosures did not warn investors that a potential goodwill impairment existed. Tell us how you considered providing disclosure in your Form 10-Q for the quarter ended January 31, 2015 that addressed the existence of negative factors that may have impacted the recoverability of your goodwill. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Christine Dietz, Assistant Chief Accountant (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services